[redacted]

13010674

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

SEC FILE NUMBER
8-66251

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tudor, Pickering, Holt + Co. Securities Inc

OFFICIAL USE ONLY
129772
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Bagby, Suite 5100
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisianna, Suite 2900	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/7

3/13

OATH OR AFFIRMATION

I, Alexandra Pruner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tudor, Pickering, Holt & Co. Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

SARAH W. JOENS
MY COMMISSION EXPIRES
JULY 8, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tudor, Pickering, Holt & Co. Securities, Inc.

Financial Statements and Supplemental Schedules
December 31, 2012

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Tudor, Pickering, Holt & Co. Securities, Inc.

Financial Statements and Supplemental Schedules
December 31, 2012

Tudor, Pickering, Holt & Co. Securities, Inc.
Statement of Financial Condition
December 31, 2012

pwc

Independent Auditor's Report

To the Management Committee and Stockholder of
Tudor, Pickering, Holt & Co. Securities, Inc.:

We have audited the accompanying financial statements of Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, of changes in stockholder's equity, of changes in subordinated borrowings, and of cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

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Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2013

Tudor, Pickering, Holt & Co. Securities, Inc.
Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	16,343,149
Restricted cash		338,717
Deposits with clearing broker		103,340
Receivables from broker-dealers		102,649
Receivables from affiliates		205,877
Income tax receivable		5,373,726
Other trade receivables		5,987,093
Furniture, equipment and leasehold improvements, net		7,068,362
Cash surrender value of company-owned life insurance		3,449,416
Other assets		811,093
Total assets	$	39,783,422
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	529,951
Payables to affiliates		5,149,356
Deferred tax liability, net		247,869
Deferred rent		2,543,270
Income tax payable		122,454
Deferred compensation liability		3,841,616
		12,434,516
Commitments, contingencies and guarantees		
Subordinated borrowings		1,500,000
Stockholder's equity		
Common stock, no par value, 1,000,000 shares authorized, 65,000 shares issued and outstanding		17,758,663
Retained earnings		8,090,243
Total stockholder's equity		25,848,906
Total liabilities and stockholder's equity	$	39,783,422

The accompanying notes are an integral part of these financial statements.

Tudor, Pickering, Holt & Co. Securities, Inc.
Statement of Income
Year Ended December 31, 2012

Revenues	
Investment banking	$ 57,394,825
Commissions	16,367,156
Research services	5,886,137
Service revenue from affiliates	675,000
Facility fee revenue from affiliates	896,509
Interest	35,701
Total revenues	81,255,328
Expenses	
Employee compensation and benefits	48,530,568
Floor brokerage and clearance fees	1,826,503
Marketing and business development	3,547,618
Communications and data processing	573,421
Occupancy	4,192,856
Professional fees	1,146,494
Other expenses	8,935,508
Total expenses	68,752,968
Income before provision for income taxes	12,502,360
Current	
Federal	4,888,038
State	834,124
	5,722,162
Deferred	
Federal	(297,198)
State	1,667
	(295,531)
Provision for income taxes	5,426,631
Net income	$ 7,075,729

The accompanying notes are an integral part of these financial statements.

Tudor, Pickering, Holt & Co. Securities, Inc.
Statement of Changes in Subordinated Borrowings
Year Ended December 31, 2012

Balance at January 1, 2012	$ 1,500,000
Issuance of subordinated notes	-
Payment of subordinated notes	-
Balance at December 31, 2012	$ 1,500,000

The accompanying notes are an integral part of these financial statements.

Tudor, Pickering, Holt & Co. Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2012

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances at January 1, 2012	65,000	$ 16,287,626	$ 17,239,514	$ 33,527,140
Share-based compensation	-	1,471,037	-	1,471,037
Distributions to Parent	-	-	(16,225,000)	(16,225,000)
Net income	-	-	7,075,729	7,075,729
Balances at December 31, 2012	65,000	$ 17,758,663	$ 8,090,243	$ 25,848,906

The accompanying notes are an integral part of these financial statements.

Tudor, Pickering, Holt & Co. Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities	
Net income	$ 7,075,729
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	1,503,164
Loss on disposal of fixed assets	67,936
Deferred income tax benefit	(295,532)
Share-based compensation expense	1,471,037
Transfer of assets at fair value to parent	(225,000)
Changes in operating assets and liabilities	
Restricted cash	(1,574)
Deposits with clearing broker and others	(27)
Other trade receivables	9,165,873
Receivable from affiliates	96,729
Cash value of company owned life insurance	(256,033)
Other assets	250,519
Accounts payable and accrued liabilities	95,596
Receivables from broker-dealers	1,020,220
Payable to affiliates	288,023
Deferred rent	(297,628)
Deferred compensation liability	350,551
Income tax payable	(7,516,256)
Net cash provided by operating activities	12,793,327
Cash flows from investing activities	
Purchase of furniture, equipment and leasehold improvements	(599,252)
Net cash used in investing activities	(599,252)
Cash flows from financing activities	
Distributions paid to parent	(16,000,000)
Net cash used in financing activities	(16,000,000)
Net decrease in cash and cash equivalents	(3,805,925)
Cash and cash equivalents	
Beginning of year	20,149,074
End of year	$ 16,343,149
Supplemental cash flow disclosures	
Interest paid	$ 120,000
Income taxes paid	13,196,366

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Organization

Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company"), a Texas corporation formed in October 2003 under the name Pickering Energy Partners, Inc., is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(ii) and is a member of the Financial Industry Regulatory Authority ("FINRA"). As a limited broker-dealer, the Company will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to customers. The Company introduces all of its customer transactions, which are not reflected within these financial statements, to a clearing broker, which clears such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for uncollateralized margin loans receivable and for losses that result from a counterparty's failure to fulfill its contractual obligations. The right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker. As of December 31, 2012 the Company has recorded no liabilities with regard to the clearing broker's rights.

The Company is a wholly owned subsidiary of Tudor, Pickering, Holt & Co., LLC ("Parent").

The Company provides investment banking and financing advice and equity research, sales, and trading to the energy industry. The Company also participates in the brokerage of publicly traded securities for commissions and participates in the underwriting of securities offered for initial sale in public markets. The Company is based in Houston, Texas, and maintains branch offices in Denver, Colorado, and New York, New York. At December 31, 2012, the Company was registered as a limited broker-dealer in 42 states.

The Company does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Company is exempt under SEC Rule 15c3-3(k)(2)(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

The Company has performed an evaluation of subsequent events through February 28, 2013, which is the date the financial statements were issued.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

Fair value is the price that could be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value determination requires that a number of significant judgments are made. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

The Company's financial instruments include cash and cash equivalents, restricted cash, receivables from broker-dealers, affiliates and others, accounts payable and accrued liabilities, payables to affiliates, deferred compensation liabilities and subordinated borrowings.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Restricted Cash
The Company maintains a Certificate of Deposit as collateral for a standby letter of credit, which is classified as restricted cash.

Deposit with Clearing Broker
Under the terms of the agreement with the clearing broker, the Company must maintain either cash, U.S. Government or U.S. Government-insured securities, having an aggregate market value of $100,000 in a deposit account. The Company must maintain the account until the termination of the clearing agreement. The Company must also maintain a minimum net capital as determined by FINRA rules and provide insurance of at least $500,000 during the term of the agreement. The Company is required to be in compliance with applicable local, state and federal regulations.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees and underwriting fees are recorded on offering date, sales concessions on settlement date. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial advisory services. Advisory fees are recorded when the services related to the underlying transactions are completed under the terms of the assignment or engagement.

Commissions
Commissions and related clearing expenses from executing client transactions are recorded on a trade-date basis as securities transactions occur.

Research Revenue
The Company provides research on the energy industry and related equity and commodity markets on a daily basis. The Company also produces research on topical issues within the energy sector. Recipients of this research compensate the Company for these market insights by direct payment, trades directed through the Company's trading desk (for commission generation) or through third-party commission sharing agreements. Research revenue is recorded as commissions if trades are conducted through the Company's trading desk. Direct payments and soft dollar payments are recorded as revenue when an invoice is requested by the customer or when cash is received, whichever occurs first.

Depreciation
Furniture, equipment and software are depreciated on a straight-line basis over their estimated useful lives of three to ten years. Leasehold improvements are depreciated on a straight-line basis over the lesser of the expected life of the lease or the estimated useful life.

Income Taxes
The Company utilizes the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded based upon differences between the financial reporting and

tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets or liabilities are recovered or settled.

The provision for income taxes includes federal, state, and local income taxes currently payable and those deferred because of temporary differences between the financial statements and tax bases of assets and liabilities.

Share-Based Compensation
The Parent has implemented a share-based compensation plan for its employees related to its Series C, D and G Units ("Units"). The Parent applies the fair value method of accounting for its share-based compensation plan. Compensation expense is recorded based on the fair value of the Units on grant date and is recognized on a straight-line basis over the requisite service period of the Units. Noncash compensation expense is allocated to the Company since certain Units are issued to individuals for employment services to the Company. The fair value of each Unit award on the applicable grant dates was estimated using a Monte Carlo pricing model.

2. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule Rule 15c3-1 (the "Rule"). The Company does not hold funds or securities for, or owe money or securities to, customers or carry accounts of or for customers. In accordance with paragraph (a)(2) of the Rule, the Company is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $100,000 or 6 2/3% of aggregate indebtedness, as defined by the Rule. At December 31, 2012, the Company had net capital of $8,201,184, which resulted in excess net capital of $7,495,489. The Company's ratio of aggregate indebtedness to net capital was 1.297 to 1.

3. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consists of the following:

Furniture and office equipment	$	4,894,765
Leasehold improvements		6,294,843
Software		363,806
Less: Accumulated depreciation		(4,485,052)
	$	7,068,362

Depreciation expense for the year ended December 31, 2012, was $1,503,164.

4. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair value, including financial instruments not carried at fair value on the Company's statement of financial condition. Financial instruments within the scope of these disclosure requirements are included in the following table.

	Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Assets				
Cash	$ 15,405,442	$ -	$ -	$ 15,405,442
Cash equivalents (certificate of deposit)		937,707		937,707
Restricted cash (certificate of deposit)		338,717		338,717
Deposits with clearing broker		103,340		103,340
Receivables from broker-dealers		102,649		102,649
Receivables from affiliates		205,877		205,877
Other trade receivables		5,987,093		5,987,093
Cash surrender value of company-owned life insurance		3,449,416		3,449,416
Total assets	$ 15,405,442	$ 11,124,799		$ 26,530,241
Liabilities and subordinated borrowings				
Accounts payable and accrued liabilities		529,951		529,951
Payables to affiliates		5,149,356		5,149,356
Deferred compensation liability		3,841,616		3,841,616
Subordinated borrowings		1,496,020		1,496,020
Total liabilities and subordinated borrowings	$ -	$ 11,016,943	$ -	$ 11,016,943

Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value, due to their short term nature and generally negligible credit risk. These instruments include cash and cash equivalents, restricted cash, receivables from broker-dealers, affiliates and others, accounts payable and accrued liabilities, payables to affiliates, deferred compensation liabilities and subordinated borrowings.

Cash surrender value of company-owned life insurance is reported in the statement of financial condition at the amount that could be realized under the contract as of December 31, 2012, which approximates fair value.

The Company determines the fair value of subordinated borrowings based primarily upon the amount and timing of expected future cash flows, interest rates and credit spreads of the firm.

The significant input into the Company's determination of the fair value of the deferred compensation liability is the net asset value per share (NAV) of the investment funds selected by participating employees. The Company uses NAV as its measure of fair value for the fund investments when (i) the fund investment does not have a readily determinable fair value and (ii) the NAV of the investment fund is calculated in a manner consistent with the measurement principles of investment company accounting, including measurement of the underlying investments at fair value.

5. Income Taxes

A reconciliation of the income tax provision with the amount computed by applying the statutory federal income tax rate to income taxes is as follows:

Expected federal income taxes at 34.3%	$ 4,288,309
Meals and entertainment	162,569
Share-based compensation	504,565
Deferred compensation	(120,239)
Company owned life insurance	34,910
State income taxes, net of federal benefit	543,264
Other, net	13,253
Provision for income taxes	$ 5,426,631

Deferred income taxes resulted from the following temporary differences:

Deferred tax assets	
Deferred rent	$ 890,144
Deferred compensation	944,332
State tax loss carryforward	64,096
	1,898,572
Deferred tax liabilities	
Depreciation	(2,146,441)
	(2,146,441)
Net deferred tax liability	$ (247,869)

The Company files a U.S. federal income tax return. The Company is no longer subject to U.S. federal income tax examination by the taxing authorities for years before 2007. The Company files in several state tax jurisdictions. The Company is no longer subject to state income tax examination by the taxing authorities in Texas for years before 2009, by taxing authorities in Colorado for years before 2007, by taxing authorities in Louisiana for years before 2009 and by taxing authorities in New York for years before 2011. The Company has concluded that no uncertain tax positions exist that require recognition or disclosure at December 31, 2012.

6. Subordinated Borrowings

In May 2011, the Company secured a $1,500,000 FINRA approved, long-term, subordinated loan bearing interest at 8% from the Parent for an initial term of three years. The loan was secured to support the Company's net capital position and is available in computing the Company's net capital under the Rule. With the prior written approval of FINRA, the Company may, at its option, but not at the option of the Parent, make a payment of all or any portion of the principal amount of the loan prior to the scheduled maturity date. However, to the extent that such borrowings are required for the Company's net capital requirements, they may not be repaid. The Company accrues interest monthly and pays the Parent quarterly. The total subordinated loan interest paid during the year was $120,000.

7. Deferred Rent

The Company recognizes rent expense for scheduled rent increases and rent holidays by amortizing the aggregate lease payments on a straight-line basis over the lease term. The difference between actual operating lease payments due and straight-line rent expense, which is recorded by the Company over the term of the lease is recorded as deferred rent in the early years of the lease, when cash payments are generally lower than straight-line rent expense, and reduced in the later years of the lease when payments begin to exceed the straight-line expense. Also included in deferred rent are tenant improvement allowances received by the Company from its landlords. These allowances are being amortized over the lease term as a reduction to rent expense. At December 31, 2012, the unamortized tenant improvement allowance included in deferred rent was $1,601,220.

8. Employee Benefit Plan

The Company provides a defined contribution and profit sharing plan qualified under Section 401(k) of the Internal Revenue Code for the benefit of its employees. The 401(k) Plan allows eligible employees to contribute up to 90% of their eligible compensation, subject to IRS limitations. Under the provisions of the 401(k) Plan, the Company, at its discretion, may make contributions and match participant contributions, up to 4% of each participant's salary. The Company made matching contributions during 2012 of $657,567.

9. Deferred Compensation Plan and Company-Owned Life Insurance

The Company has a nonqualified deferred compensation plan ("DCP") covering certain employees. Historically, the DCP allowed participants to defer up to 50% of their compensation. The DCP participants are allowed to elect certain hypothetical investments in which their deferrals are deemed to be invested for purposes of measuring the allocation of net income or net losses to each participant. Based upon the fair value of each participant's hypothetical investments the DCP obligation at December 31, 2012 was $3,841,616. The DCP was suspended during 2011 and therefore no deferrals were made during 2012. The change in value of the deferred compensation liability during the year of $350,551 is reported as an increase in compensation expense within the statement of income.

The Company maintains company-owned life insurance policies which are designed to offset a portion of the DCP liability. The policies are reported in the statement of financial condition at the cash surrender value or the amount that could be realized under the contract as of December 31, 2012 of $3,449,416. The change in the cash surrender value of the policies during 2012 of $256,033 is reported as a decrease of other expenses within the statement of income.

10. Related Party Transactions

Rent expense during 2012 was paid by the Company on all leases. Affiliates reimburse the Company for their usage of office space through payment of a facility fee. The fee is calculated on a monthly basis based upon divisional headcount. Facility fees earned by the Company during the year were $896,509 and are reported as facility fee revenue from affiliates in the statement of income.

The Company uses a variation of the Parent's name, and other affiliated benefits, and therefore is charged a franchise fee by the Parent. The franchise fee is calculated based upon 2% of the Company's revenue. During 2012 the Company was charged franchise fees of $1,592,975. This expense is reported within other expenses in the statement of income.

The Company provided services to and procured services from affiliates, primarily related to research support, in accordance with a service agreement between the Company and Tudor, Pickering, Holt & Co. International, LLP which resulted in revenue of $675,000 for the year ended December 31, 2012.

The Company received administrative services, in accordance with the service agreement between the Company and Tudor, Pickering, Holt & Co. Management, LLC. Under the service agreement the Company pays a fee based upon 5% of employee related expenses reported by the Company, excluding share-based compensation expenses. During the year the Company was charged a fee of $2,327,222 which is reported within other expenses in the statement of income.

The Company made three distributions to the Parent during the year ended December 31, 2012. A distribution of $225,000 of assets at fair value was made in March 2012. Two cash distributions of $9,500,000 and $6,500,000 were paid in May and December 2012, respectively.

11. Commitments, Contingencies and Indemnifications

The Company leases office space and equipment under operating lease agreements that expire on various dates through 2020. Certain leases contain renewal options and escalation clauses. In addition, the lease for the Houston and Denver office space included leasehold improvement incentives as described in Note 7. Lease expense was $3,129,974, for the year ended December 31, 2012 and is included in occupancy expense in the statement of income.

Future minimum rentals under such leases, including a lease held by the Parent on behalf of the Company, are as follows:

Years Ending	
2013	$ 3,299,409
2014	3,662,790
2015	3,662,790
2016	3,514,243
2017	3,354,697
Thereafter	7,248,338
	$ 24,742,267

The Company has been named as a defendant in a lawsuit alleging the Company violated subscription agreements and caused copyright infringement by sharing of a publication. The Plaintiff is seeking actual and statutory damages as well as costs and fees associated with the litigation. Management of the Company, after consultation with outside legal counsel, determined that there is no estimate for the contingency at this time and believes that the resolution of this lawsuit will not result in any material adverse effect on the Company's financial position.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

12. Concentration of Credit Risk

The Company maintains cash deposits with banks and brokerage firms which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that risk of loss to be remote.

13. Share-Based Compensation

The Parent has implemented a share-based compensation plan for its employees related to its Series C, D and G Units ("Units"). Noncash compensation expense is allocated to the Company since certain Units are issued to individuals for employment services to the Company. The Company's allocated compensation expense for the Units was $1,471,037 for the year ended December 31, 2012 and is included in employee compensation and benefits expense in the statement of income. Compensation expense is recorded over the requisite service period based on straight-line and the Units vest ratably over three or four years. In addition, the Plan provides for accelerated vesting if there is a change in control, and the unit holder's employment is terminated within 18 months following a change in control (as defined in the Plan). Employees who are terminated for any reason must forfeit their unvested Units, and the Company has the right to redeem any or all the vested Units at Fair Market Value as defined in the Plan.

The fair value of each Unit was determined on the date of grant using the Monte Carlo pricing model based on the following assumptions:

	December 31, 2012
Expected volatility	50.00 %
Risk free rate	1.11 %
Expected dividend yield	0.00 %

Expected volatility is based on the volatility of similar companies in the industry. The risk-free rate is based on the 10-year Treasury rate. In addition, a discount of 41.52% for lack of marketability of the Units was used to determine the fair value of the Units granted.

A rollforward of nonvested Units under the Plan as of December 31, 2012 is presented below:

Nonvested Units	Series C, D & G Units	Weighted Average Grant-Date Fair Value*
Outstanding at January 1, 2012	93,905	$ -
Granted	5,443	49.64
Vested	(44,889)	
Forfeited	-	
Outstanding at December 31, 2012	54,459	$ -

* Weighted average grant-date fair value amount for Series G Units in the Parent

As of December 31, 2012, the Parent's total unrecognized compensation cost related to nonvested Units granted was $2,327,670. The cost is expected to be recognized by the Company or its affiliates over a weighted average period of 1.32 years.

Tudor, Pickering, Holt & Co. Advisors, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012 — Schedule I

Net Capital

Stockholder's equity		$ 25,848,906
Add		
Subordinated borrowings		1,500,000
Other (deductions) or allowable credits		944,332
Total capital and allowable subordinated borrowings		28,293,238
Deduct		
Nonallowable assets		
Furniture, equipment and leasehold improvements, net	5,467,142	
Accounts receivable and other assets	14,409,202	
Receivables from affiliates	205,877	
Total nonallowable assets	20,082,221	
Net capital before haircuts on securities position		8,211,017
Haircuts on securities		(9,833)
Net capital		8,201,184
Computation of Net Capital Requirement Pursuant to SEC Rule 15c3-1		
Aggregate indebtedness	10,585,428	
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $100,000)		705,695
Net capital in excess of minimum requirements		$ 7,495,489
Ratio of aggregate indebtedness to net capital		1.297 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012, as amended on February 27, 2013.

Tudor, Pickering, Holt & Co. Securities, Inc.
Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012 **Schedule II**

The Company is exempt from the reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

Tudor, Pickering, Holt & Co. Securities, Inc.
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012 **Schedule III**

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

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Tudor, Pickering, Holt & Co. Securities, Inc.

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

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To the Management Committee and Stockholder of
Tudor, Pickering, Holt & Co. Securities, Inc.:

In planning and performing our audit of the financial statements of Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies,

PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, TX 77002-5678
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company, as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated February 28, 2013. The Company's control to evaluate revenue recognition with respect to certain investment banking transactions did not operate effectively during the period which resulted in the Company recording audit adjustments to investment banking revenue and receivables. This adjustment had no impact on the Company's Net Capital requirement under Rule 15c3-1 of the Securities Exchange Act of 1934.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were not adequate at December 31, 2012, as described above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2013

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Tudor, Pickering, Holt & Co. Securities, Inc.

Report of Independent Accountants on Applying Agreed Upon Procedures

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Tudor, Pickering, Holt & Co. Securities, Inc.

Report of Independent Accountants on Applying Agreed Upon Procedures

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SEC
Mail Processing
Section

MAR 01 2013

Washington DC
405

Report of Independent Accountants

To the Management Committee and Stockholder of
Tudor, Pickering, Holt & Co. Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Securities Investor Protection Corporation ("SIPC") of Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company") for the year ended December 31, 2012, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2012. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   a. Agreed payment of $120,135 for the period from January 1, 2012 through June 30, 2012, paid on July 25, 2012 through check number 15418, to Form SIPC-6 and the Company's August 2012 bank statement, noting no differences.

   b. Agreed $80,506 accrued for the period from July 1, 2012 through December 31, 2012 to the general ledger and Form SIPC-7, noting a difference of $1. Agreed the payment to check number 16092 dated February 26, 2013, noting no differences. Obtained shipping confirmation as of February 27, 2013 via USPS.com provided by the Divisional Controller.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2012 to the Total Revenue amount of $81,655,235 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2012 and noted a difference of $399,907. Management of the Company has informed us this difference relates primarily to intercompany transactions reported on a net basis within the audited financial statements.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deduction on line 2c-(3), Commission, floor brokerage and clearance expenses to the sum of accounts 5000, 5001 and 5003 included within the general ledger provided by the Company noting a difference of $8,024.

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b. Compared deduction on line 2c-(9i), Total interest and dividend expense to the lesser of account 4100 – Interest Income ($35,090) and account 6717 - Subloan interest expense ($120,000) included within the Company's general ledger noting a difference of $1,887.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $80,256,277 and $200,641 respectively, of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2013